Exhibit 99.1

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

IN U.S. DOLLARS

UNAUDITED

- - - - - - - - - - -

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$163,849	$64,773
Short-term and restricted bank deposits	5,965	6,416
Trade receivables (net of allowance for doubtful accounts of $529 and $570 at June 30, 2020 (unaudited) and December 31, 2019)	30,144	27,501
Other receivables and prepaid expenses	7,419	5,626
Inventories	29,469	28,275

Total current assets	236,846	132,591

LONG-TERM ASSETS:
Long-term and restricted bank deposits	544	694
Deferred tax assets, net	17,311	20,466
Operating lease right-of-use assets	26,489	29,688
Severance pay funds	18,783	19,370

Total long-term assets	63,127	70,218

PROPERTY AND EQUIPMENT, NET	4,294	4,392

INTANGIBLE ASSETS, NET	735	901

GOODWILL	36,222	36,222

Total assets	$341,224	$244,324

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$1,836	$2,473
Trade payables	4,611	6,628
Other payables and accrued expenses	25,335	24,692
Short-term royalty buyout liability	10,780	10,750
Deferred revenues	35,770	33,538
Short-term operating lease liabilities	8,332	8,579

Total current liabilities	86,664	86,660

LONG-TERM LIABILITIES:
Accrued severance pay	20,350	20,313
Long-term bank loans, net of current maturities	600	1,200
Long-term royalty buyout liability	10,780	10,749
Deferred revenues and other liabilities	10,777	9,831
Long-term operating lease liabilities	19,859	23,097

Total long-term liabilities	62,366	65,190

Total liabilities	149,030	151,850

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at June 30, 2020 (unaudited) and December 31, 2019; Issued: 62,049,804 shares at June 30, 2020 (unaudited) and 59,040,697 shares at December 31, 2019; Outstanding: 32,578,190 shares at June 30, 2020 (unaudited) and 29,569,083 shares at December 31, 2019	103	94
Additional paid-in capital	355,270	265,372
Treasury stock at cost - 29,471,614 shares at June 30, 2020 (unaudited) and December 31, 2019	(137,793)	(137,793)
Accumulated other comprehensive income	1,776	—
Accumulated deficit	(27,162)	(35,199)

Total shareholders' equity	192,194	92,474

Total liabilities and shareholders' equity	$341,224	$244,324

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2020	2019

	Unaudited

Revenues:
Products	$70,701	$65,296
Services	34,843	30,782

Total revenues	105,544	96,078

Cost of revenues:
Products	27,793	28,150
Services	7,774	7,385

Total cost of revenues	35,567	35,535

Gross profit	69,977	60,543

Operating expenses:
Research and development, net	22,806	19,659
Selling and marketing	25,586	25,220
General and administrative	6,578	5,263

Total operating expenses	54,970	50,142

Operating income	15,007	10,401
Financial income (expenses), net	454	(1,079)

Income before taxes on income	15,461	9,322
Taxes on income	(3,558)	(1,479)

Net income	$11,903	$7,843

Earnings per share:
Basic	$0.40	$0.27
Diluted	$0.38	$0.26

Weighted average number of shares used in computations of earnings per share:
Basic	30,090,082	29,213,729
Diluted	31,627,192	30,736,823

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019

	Unaudited

Net income	$11,903	$7,843
Other comprehensive income related to:
Other comprehensive income, related to unrealized gain on marketable securities, net of tax	—	33
Change in unrealized gain on derivatives, net of tax:
Gain on derivatives recognized in other comprehensive income	1,833	498
Gain on derivatives (effective portion) reclassified into earnings	(57)	(193)
Other comprehensive income, related to unrealized gain on derivatives	1,776	305

Other comprehensive income, net of tax	1,776	338

Total comprehensive income	$13,679	$8,181

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	Income (loss)	deficit	equity

Balance as of January 1, 2019	$92	$256,980	$(129,792)	$(276)	$(32,456)	$94,548

Purchase of treasury stock	(1)	—	(8,001)	—	—	(8,002)
Issuance of shares upon exercise of options and warrants and vesting of restricted stock units	3	3,100	—	—	—	3,103
Share-based compensation related to options and restricted stock units granted to employees and non-employees	—	5,292	—	—	—	5,292
Cash dividends paid	—	—	—	—	(6,720)	(6,720)
Other comprehensive income	—	—	—	276	—	276
Net income	—	—	—	—	3,977	3,977
Balance as of December 31, 2019	$94	$265,372	$(137,793)	$—	$(35,199)	$92,474
Issuance of shares upon exercise of options and warrants (unaudited)	1	1,051	—	—	—	1,052
Issuance of ordinary shares (unaudited)	8	85,371	—	—	—	85,379
Share-based compensation related to options and RSUs granted to employees and non-employees (unaudited)	—	3,476	—	—	—	3,476
Cash dividend paid ($0.13 per share) (unaudited)	—	—	—	—	(3,866)	(3,866)
Other comprehensive income (unaudited)	—	—	—	1,776	—	1,776
Net income (unaudited)	—	—	—	—	11,903	11,903
Balance as of June 30, 2020 (unaudited)	$103	$355,270	$(137,793)	$1,776	$(27,162)	$192,194

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019

	Unaudited
Cash flows from operating activities:

Net income	$11,903	$7,843
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,119	980
Amortization of marketable securities premiums and accretion of discounts, net	-	79
Share-based compensation related to options and RSUs granted to employees and non-employees	3,476	1,981
Decrease in accrued interest and exchange rate effect on loans, marketable securities and bank deposits	1	159
Decrease in deferred tax assets, net	3,127	953
Increase in trade receivables, net	(2,643)	(2,623)
Decrease (increase) in other receivables and prepaid expenses	(17)	203
Increase in inventories	(1,408)	(7,256)
Decrease in operating lease right-of-use assets	3,898	4,063
Decrease in operating lease liabilities	(4,184)	(2,713)
Increase in royalty buyout liability	61	—
Increase (decrease) in trade payables	(2,017)	3,667
Increase in other payables and accrued expenses	369	2,065
Increase in deferred revenues	3,206	7,431
Increase (decrease) in accrued severance pay, net	624	(115)

Net cash provided by operating activities	17,515	16,717

Cash flows from investing activities:

Proceeds from short-term and restricted bank deposits	451	5,971
Proceeds from long-term and restricted bank deposits	150	600
Proceeds from redemption of marketable securities	—	19,385
Purchase of property and equipment	(641)	(1,361)

Net cash provided by (used in) investing activities	(40)	24,595

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019

	Unaudited
Cash flows from financing activities:

Purchase of treasury shares	—	(8,002)
Repayment of bank loans	(1,238)	(1,237)
Cash dividends paid to shareholders	(3,866)	(3,218)
Payment related to the acquisition of ACS	—	(410)
Proceeds from issuance of shares upon exercise of options and warrants	1,051	1,462
Proceeds from issuance of shares in a public offering, net	85,654	—

Net cash provided by (used) in financing activities	81,601	(11,405)

Net increase in cash, cash equivalents, and restricted cash	99,076	29,907
Cash, cash equivalents and restricted cash at beginning of period	69,773	31,503

Cash, cash equivalents and restricted cash at end of period	$168,849	$61,410

Supplemental disclosure of cash flow activities:

Cash paid during the period for income taxes	$306	$454

Cash paid during the period for interest	$51	$116

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$699	$3,194

Increase in other receivables due to hedging activities	$(1,776)	$(61)

Decrease in other payables due to hedging activities	$—	$(244)

Inventory transferred to be used as property and equipment	$214	$100

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL

a.	Business overview:

AudioCodes Ltd. (the "Company") and its subsidiaries (together the "Group") design, develop and sell advanced Voice over-IP (VoIP) and converged VoIP and data networking solutions, products, and communication and application software that facilitate secured, resilient and high quality Unified Communications (UC) and Contact Center (CC) services whether deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, the Group’s solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks and hosted unified communications and collaboration business services. In addition, the Group offers a complete suite of professional and managed services that allow its partners and customers to choose a service packages (or complement their own offering) from a modular portfolio of professional services.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America, Australia and Israel.

b.	The Group's major customer in the six months ended June 30, 2020 and 2019 (unaudited), accounted for 14.2% and 16.6% of the Group's revenues in those periods, respectively.
c.

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

d.	COVID- 19

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions.

The global spread of COVID-19 and actions taken in response have caused and may continue to cause disruptions and/or delays in our supply chain, manufacturing and shipments, and caused significant economic and business disruption to the Group's customers, partners and vendors. In response to these challenges, the Group quickly adjusted its operations to work from home and it believes its business continuity plan is working well.

The extent of the impact of COVID-19 on the Group's business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves of COVID-19, the Group's ability to maintain its supply chain and to continue to manufacture products and restrictions on its business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

Management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2019, are applied consistently in these interim condensed consolidated financial statements, unless otherwise stated. For further information refer to the consolidated financial statements as of December 31, 2019 (the "2019 annual consolidated financial statements").

a.	Interim financial statements:

The interim condensed consolidated balance sheet as of June 30, 2020 and the related interim condensed consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2020 and 2019, and the statements of changes in shareholders' equity for the six months ended June 30, 2020, are unaudited. This unaudited information has been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements, and on the same basis as the audited annual consolidated financial statements. In management's opinion, this unaudited information reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented and accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These interim condensed consolidated financial statements should be read in conjunction with the 2019 annual consolidated financial statements and the notes thereto. The interim condensed  consolidated balance sheet data as of December 31, 2019 was derived from the 2019 annual consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. As applicable to these interim condensed consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories write-off, intangible assets, goodwill, income taxes and valuation allowance, share-based compensation and contingent liabilities. Actual results could differ from those estimates.

In light of the currently unknown extent and duration of the COVID-19 pandemic, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply to certain of the Company's significant accounting policies. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts COVID-19 as of June 30, 2020 and through the date of this report. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Impact of recently issued accounting standard not yet adopted:

In December 2019, the Financail Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which simplifies the accounting for income taxes. This guidance will be effective for the first quarter of 2021 on a prospective basis, with early adoption permitted. We are currently reviewing this standard but do not expect that it will have a material impact on our consolidated financial statements.

d.	Recently adopted accounting standard:

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 became effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. The implementation did not have a material impact on our condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"). ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 became effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The implementation did not have a material impact on our condensed consolidated financial statements.

NOTE 3:-     INVENTORIES

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

Raw materials	$11,203	$10,700
Finished products	18,266	17,575

	$29,469	$28,275

In the six months ended June 30, 2020 and 2019 (unaudited), the Group wrote-off inventories in a total amount of $633 and $918, respectively.

NOTE 4:-     FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification ("ASC") 820, "Fair Value Meaurement", the Group measures its foreign currency derivative instruments and Earn-Out liability related to the acquisition of ACS, at fair value. Investments in foreign currency derivative instruments are classified within Level 2 of the fair value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The Earn-Out liability related to the acquisition of ACS is classified within Level 3 of the fair value hierarchy because this liability is based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in this model are significant.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:     -FAIR VALUE MEASUREMENTS (Cont.)

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2020
	Unaudited
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$1,776	$—	$1,776

Total financial assets	$1,776	$—	$1,776

As of December 31, 2019, the Group had no financial instruments measured at fair value.

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2019	$(433)
Payment of earn out liability	410
Adjustment due to change in the forecast of earn out consideration	23

Balance at December 31, 2019	$—

NOTE 5:-    LEASES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements for periods ending up to 2027, with options to extend the leases ending up to 2029.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the six months ended June 30, 2020 and 2019 (unaudited) were approximately $4,011 and $3,999 respectively. Lease expenses for the six months ended June 30, 2020 and 2019 (unaudited) include an offset for sublease rental of $691 and $645, respectively.

The Company's capitalized operating lease agreements have remaining lease terms ranging from 1 year to 9.01 years, including agreements with options to extend the leases for up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

Six months ended
June 30, 2020
Unaudited
Weighted average remaining lease term	3.71 years
Weighted average discount rate	2.20%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:-     LEASES  (Cont.)

As of June 30, 2020, Maturities of operating lease liabilities were as follows:

Unaudited
2020 (remainder of the year)	$4,348
2021	7,421
2022	7,366
2023	6,810
2024 and on	3,617

Total lease payments *)	$29,562

Less: imputed interest	$(1,371)
Present value of lease liabilities	$28,191

Total lease payments have not been reduced by sublease rental payments of $1,997 due in the future under non-cancelable subleases (unaudited).

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of $5,000 which is included in short-term and restricted bank deposits.

NOTE 6:   COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitment to the IIA:

In November 2019, the Company and one of its Israeli subsidiaries, AudioCodes Development Ltd., entered into a royalty buyout agreement (the "Royalty Buyout Agreement") with the Israel Innovation Authority ("IIA") relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was $49,008 (the "Debt"), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, the Company agreed to pay $32,178 to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are linked to the NIS and bear interest. Pursuant to the Royalty Buyout Agreement, the Company eliminated all royalty obligations related to its future revenues with respect to these grants.

As of June 30, 2020 (unaudited), and December 31, 2019, the Company's other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $17,654 and $16,468, respectively.

b.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 6:   COMMITMENTS AND CONTINGENT LIABILITIES  (Cont.)

c.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory. As of June 30, 2020, non-cancelable purchase obligations were approximately $22,463.

NOTE 7:-    BASIC AND DILUTED NET LOSS PER SHARE

	Six months ended June 30,
	2020	2019
	Unaudited
Numerator:
Net income available to ordinary shareholders	$11,903	$7,843

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	30,090,082	29,213,729
Effect of dilutive securities:
Employee stock options	1,537,110	1,523,094
Denominator for diluted net earnings per share - adjusted weighted average number of shares	31,627,192	30,736,823

NOTE 8:-    DERIVATIVE INSTRUMENTS

The Group enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the dollar. The Group currently hedges such future exposures for a maximum period of one year. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense.

As of June 30, 2020 (unaudited), the Group had a net deferred gain associated with cash flow hedges of  $1,776 recorded in other comprehensive income (loss). As of December 31, 2019, the Group had unrealized gain of $244 associated with cash flow hedges that was recorded in other comprehensive income (loss).

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 8:-     DERIVATIVE INSTRUMENTS (Cont.)

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net loss recognized in "financial income (expenses), net" during the six months ended June 30, 2020 and 2019 (unaudited) were $13 and $0, respectively.

As of June 30, 2020 (unaudited), the Group had outstanding forward and options collar (cylinder) contracts in the amount of $34,300 which were designated as payroll and rent hedging contracts. As of December 31, 2019, the Group had no outstanding forward and options collar (cylinder) contracts which were designated as payroll and rent hedging contracts. In addition, as of June 30, 2020, the Group had $3,500 outstanding forward contracts which are not designated as hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the periods ended June 30, 2020 and December 31, 2019 are summarized below:

Foreign exchange forward		June 30,	December 31,
and options contracts	Balance sheet	2020	2019
		Unaudited	Audited

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$1,776	$—

Gains recognized in other comprehensive income (effective portion)	"Other comprehensive income (loss)"	$1,776	$244

NOTE 9:-   SHAREHOLDERS’ EQUITY

a.	Cash Dividend:

On February 4, 2020, the Company declared a cash dividend of $0.13 per share. The dividend, in the aggregate amount of $3,866, was paid on March 4, 2020 to all of the Company’s shareholders of record on February 18, 2020. See also Note 10.

b.	Issuance of ordinary shares:

On June 8, 2020, the Company sold in a public offering 2,600,000 of its ordinary shares, at a price of $35 per share. The Company’s net proceeds from this offering were approximately $85,379, after deducting commissions and other offering expenses in the total amount of $606 (unaudited).

NOTE 10:-   SUBSEQUENT EVENT

a.	On August 4, 2020, the Company received court approval of distribution in an aggregate amount of up to $10 million. The court approval will expire on February 3, 2021.
b.

On August 5, 2020, the Company declared a cash dividend of 14 cents per share. The dividend, in the aggregate amount of $4,576 was paid on September 1, 2020 to all of the Company’s shareholders of record on August 17, 2020.

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